RTN STEALTH SOFTWARE INC.

200 ‐ 8338 120th Street

Surrey, BC V3W 3N4

Tel: 604‐598‐0093 Fax: 604‐592‐6882

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

For Immediate Release July 30, 2010

RTN Stealth proceeds with a Private Placement

VANCOUVER,  British  Columbia,  Canada  /July  30,  2010/ ‐‐  RTN  Stealth  Software  Inc.  (the

"Company" or "RTN Stealth") wishes to announce that it intends to proceed with a private placement consisting of up to 4,285,714  Units at a price of $0.35 CAD per Unit to raise gross proceeds of up to $1,500,000.

Each Unit consists of one common share of RTN Stealth and one‐half common share purchase warrant of RTN Stealth. One full warrant shall entitle the holder to acquire one additional common share of RTN Stealth at $0.40 CAD per share up to and including the 30th day of July

2011.

The warrants are subject to an accelerated conversion such that the holder shall exercise the warrants within 15 days or the warrants shall expire if the share price of RTN Stealth trades at,

or exceeds, $0.70 per share for a period of twenty (20) consecutive days.

The Company intends to use the proceeds primarily for working capital and general corporate purposes.

Where appropriate, the Company may pay a commission of up to 8 per cent cash and 8 per cent non‐transferable compensation options. One full compensation option entitles the holder to acquire one common share of RTN Stealth at $0.35 up to and including the 30th day of July 2011.

The Final Closing Date of this private placement is expected on or around August 31, 2010.

The securities issued pursuant to the private placement will be subject to a four month hold period and the offering will be subject to normal regulatory approvals.

On behalf of RTN Stealth Software Inc.

“Michael Boulter”

Michael Boulter

President & COO

For additional information about RTN Stealth Software Inc., please contact us at (604) 598‐0093 or (905) 629‐1333 or visit us at www.rtnstealth.com.

Except for historic information, the matters discussed in this document contain certain forward‐looking statements.

These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the

Corporation’s control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward‐looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.